UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2013 RESULTS AND BUSINESS UPDATES

Seoul, South Korea — August 29, 2013 — GRAVITY Co., Ltd. (NasdaqGM: GRVY)  (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2013, prepared in accordance with generally accepted accounting principles in the United States, and business updates.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2013

Revenues for the second quarter ended June 30, 2013 was KRW 12,788 million (US$ 11,379 thousand), representing a 8.4% increase from KRW 11,796 million for the first quarter ended March 31, 2013 (“QoQ”) and a 9.2% decrease from KRW 14,084 million for the second quarter ended June 30, 2012 (“YoY”).

Review of Financial Results

Revenues

Royalty and licensing fee revenues for the second quarter of 2013 were KRW 5,543 million (US$ 4,932 thousand), representing a 16.7% decrease QoQ from KRW 6,654 million and a 31.6% decrease YoY from KRW 8,109 million. The decreases in royalty and licensing fee revenues QoQ and YoY were primarily due to decreased revenues from Ragnarok Online in Japan and strengthening of the Korean Won against the Japanese Yen. The decreases in royalty and licensing fee revenues QoQ and YoY were partially offset by revenues from Ragnarok Online in China where the game was relaunched in February 2013.

Subscription revenues for the second quarter of 2013 were KRW 2,836 million (US$ 2,523 thousand), representing a 45.6% increase QoQ from KRW 1,948 million and a 31.8% increase YoY from KRW 2,151 million. The increases QoQ and YoY were mainly driven by revenues from Ragnarok Online II in the United States, Canada and 28 European countries and markets where the game was launched in May 2013.

Mobile game revenues were KRW 3,996 million (US$ 3,556 thousand) for the second quarter of 2013, representing a 45.2% increase QoQ from KRW 2,753 million and a 77.9% increase YoY from KRW 2,246 million. The increases QoQ and YoY were mostly attributable to revenues from NeoCyon’s mobile game operation service for a third party and revenues from Ragnarok Online — Uprising: Valkyrie.

Character merchandising and other revenues were KRW 413 million (US$ 368 thousand) for the second quarter of 2013, representing a 6.3% decrease QoQ from KRW 441 million and a 73.8% decrease YoY from KRW 1,578 million. The decrease QoQ was mostly due to decreased revenues from Ragnarok Odyssey, a PS Vita game. The decrease YoY resulted mainly from sales of goods related to mobile phones in the second quarter of 2012, which did not occur in the second quarter of 2013.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 8,439 million (US$ 7,509 thousand) for the second quarter of 2013, representing a 14.1% increase QoQ from KRW 7,397 million but a 12.9% decrease YoY from KRW 9,691 million. The increase QoQ was mostly from increased commission paid related to our service for third parties. The decrease YoY resulted mainly from cost of goods sold by NeoCyon associated with its sales of goods related to mobile phones in the second quarter of 2012, which did not occur in the second quarter of 2013.

Operating expenses were KRW 5,930 million (US$ 5,277 thousand) for the second quarter of 2013, representing a 0.4% decrease QoQ from KRW 5,951 million and a 3.1% decrease YoY from KRW 6,121 million. The decreases QoQ and YoY were mainly attributable to gain on disposal of investments related to liquidation of Online Game Revolution Fund No. 1, which is largely due to realization of related accumulated other comprehensive income balance. The decreases in operating expenses QoQ and YoY were partly offset by increased research and development expenses mostly related to Ragnarok Odyssey Ace, an expansion pack of Ragnarok Odyssey.

Loss before income tax expenses and others was KRW 1,020 million (US$ 908 thousand) for the second quarter of 2013 compared with loss before income tax expenses and others of KRW 1,133 million for the first quarter of 2013 and loss before income tax expenses and others of KRW 1,048 million for the second quarter of 2012.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,617 million (US$ 1,439 thousand) for the second quarter of 2013 compared with a net loss attributable to parent company of KRW 1,629 million for the first quarter of 2013 and a net loss attributable to parent company of KRW 1,126 million for the second quarter of 2012.

The balance of cash and cash equivalents and short-term financial instruments was KRW 50,813 million (US$ 45,213 thousand) as of June 30, 2013.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,123.85 to US$ 1.00, the noon buying rate in effect on August 2, 2013 as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

• Ragnarok Online II was launched in Indonesia on August 28, 2013 and will be released in Thailand in the fourth quarter of 2013.

• Tower of Ascension, a mobile multiplayer online role playing game, was released in Korea on August 23, 2013. The Company developed Tower of Ascension using the Unreal Engine 3, one of the most advanced and robust game engines, and the game boasts high-quality graphics similar to those of PC-based games and an intuitive tap-based control system. The game was rolled out on iOS first and will be followed by Android. Gravity will enter overseas markets right after launching the game in the Korean market.

• Ragnarok Odyssey Ace, a PS Vita game based on the universe of Ragnarok Online and expansion pack of Ragnarok Odyssey, is slated to be launched in Korea, Japan, Taiwan, Hong Kong, Singapore, Malaysia, Thailand and Indonesia on August 29, 2013. The game will be rolled out in North America and Europe in the first quarter of 2014.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY CO., LTD.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-12		30-Jun-13
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	36,455	32,438	23,813	21,189
Short-term financial instruments	17,500	15,571	27,000	24,024
Accounts receivable, net	7,116	6,332	6,002	5,341
Other current assets	6,858	6,102	6,769	6,023
Total current assets	67,929	60,443	63,584	56,577

Property and equipment, net	3,524	3,136	3,257	2,898
Leasehold and other deposits	5,767	5,131	5,577	4,962
Intangible assets	24,270	21,595	21,480	19,113
Equity method investments	647	576	—	—
Other non-current assets	8,418	7,491	8,499	7,563
Total assets	110,555	98,372	102,397	91,113

Liabilities and Equity
Current liabilities:
Accounts payable	5,115	4,551	3,593	3,197
Deferred revenue	3,006	2,675	3,539	3,149
Other current liabilities	2,254	2,006	1,655	1,473
Total current liabilities	10,375	9,232	8,787	7,819
Long-term deferred revenue	9,172	8,161	8,084	7,193
Accrued severance benefits	683	608	321	285
Other non-current liabilities	247	220	318	283
Total liabilities	20,477	18,221	17,510	15,580
Common shares	3,474	3,091	3,474	3,091
Additional paid-in capital	75,395	67,086	75,395	67,086
Retained earnings	7,699	6,851	4,453	3,963
Accumulated other comprehensive income	3,001	2,670	1,582	1,407
Total parent company shareholders’ equity	89,569	79,698	84,904	75,547
Non-controlling interest	509	453	(17)	(14)
Total equity	90,078	80,151	84,887	75,533
Total liabilities and equity	110,555	98,372	102,397	91,113

*      For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,123.85 to US$1.00, the noon buying rate in effect on August 2, 2013 as quoted by the Federal Reserve Bank of New York.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-13	30-Jun-12	30-Jun-13		30-Jun-12	30-Jun-13
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	1,948	2,151	2,836	2,523	6,392	4,784	4,257
Online games-royalties and license fees	6,654	8,109	5,543	4,932	16,819	12,197	10,853
Mobile games	2,753	2,246	3,996	3,556	4,283	6,749	6,005
Character merchandising and other revenue	441	1,578	413	368	2,947	854	760
Total net revenue	11,796	14,084	12,788	11,379	30,441	24,584	21,875

Cost of revenue	7,397	9,691	8,439	7,509	16,518	15,836	14,091

Gross profit	4,399	4,393	4,349	3,870	13,923	8,748	7,784

Operating expenses:
Selling, general and administrative	4,407	5,258	4,512	4,015	12,050	8,919	7,936
Research and development	1,392	1,400	2,061	1,834	2,787	3,453	3,072
Impairment losses on intangible assets	152	—	582	518	—	734	653
Gain on disposal of investments	—	(537)	(1,225)	(1,090)	(537)	(1,225)	(1,089)
Total operating expenses	5,951	6,121	5,930	5,277	14,300	11,881	10,572

Operating loss	(1,552)	(1,728)	(1,581)	(1,407)	(377)	(3,133)	(2,788)

Other income (expenses):
Interest income	370	458	345	307	934	715	636
Interest expense	(11)	(14)	(14)	(12)	(25)	(25)	(22)
Foreign currency gain, net	60	170	230	204	10	290	258
Others, net	—	66	—	—	66	—	—

Income (loss) before income tax expenses and equity income (loss) on investments	(1,133)	(1,048)	(1,020)	(908)	608	(2,153)	(1,916)

Income tax expenses	875	531	720	640	1,349	1,595	1,419

Loss before equity income (loss) on investments	(2,008)	(1,579)	(1,740)	(1,548)	(741)	(3,748)	(3,335)

Equity income (loss) on investments	(23)	43	—	—	(39)	(23)	(20)
Net loss	(2,031)	(1,536)	(1,740)	(1,548)	(780)	(3,771)	(3,355)
Net income (loss) attributable to:
Non-controlling interest	(402)	(410)	(123)	(109)	(782)	(525)	(467)
Parent company	(1,629)	(1,126)	(1,617)	(1,439)	2	(3,246)	(2,888)
Earnings (loss) per share
- Basic and diluted	(234)	(162)	(233)	(0.21)	0	(467)	(0.42)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings (loss) per ADS(1)
- Basic and diluted	(59)	(41)	(58)	(0.05)	0	(117)	(0.10)

*       For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,123.85 to US$1.00, the noon buying rate in effect on August 2, 2013 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 29, 2013